Aviat Networks Issues Open Letter to Ceragon Networks Shareholders
Encourages them to urge Ceragon Board to consider Aviat’s premium acquisition proposal
Emphasizes destruction of value under current Ceragon leadership
AUSTIN, Texas – July 12, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today issued an open letter to shareholders of Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon” or “the Company”), encouraging them to urge the Ceragon Board of Directors (the “Board”) to seriously consider Aviat’s acquisition proposal, which continues to provide Ceragon shareholders with the opportunity to receive an immediate and certain cash premium. The proposal follows Aviat’s numerous attempts to engage in a constructive dialogue with Ceragon and reach a mutually beneficial agreement that would serve the interests of all shareholders.
Dear fellow Ceragon shareholders:
As the third largest shareholder of Ceragon, we are concerned about the Company’s continued poor performance and prospects, and based on the calls we have received since publicly announcing our proposal to acquire Ceragon on June 27th (U.S.) / June 28th (Israel), we believe that many of you may share our concerns.
During the last five years, Ceragon stock has declined 12%, while the Russell 2000 has appreciated by 33% in the same timeframe. Ceragon is therefore underperforming the market by a differential of 45 percentage points. The Company’s gross margin has declined from 34% in calendar year 2019 to 30% over the last twelve months, during which time Ceragon has generated negative free cash flow of $42 million. The strategy of the current leadership team simply is not working. While Ceragon leaders say things are going to turn around, much of its forecasted improvement is based on the rollout of a next generation chip that has been repeatedly delayed, first under the leadership of the Company’s former CEO Ira Palti, who served in the position until July 2021, and now under his successor, Doron Arazi.
As CEO, Mr. Palti underestimated the impact of supply chain disruptions, mismanaged the chip development process, and miscalculated the anticipated timeline of the product rollout. Specifically, on August 2, 2020, Mr. Palti told shareholders that the estimated time from chip development to manufacturing to the next generation product rollout would be around 12 months, but on February 8, 2021, he revised this timeline to 18 months. The view of the current management team is that the chip will be ready by the end of this year, which is already well over a year behind schedule. Given the supply challenges in the chip space, which the Company has itself noted may cause further delays, we see no reason to believe this product won't continue to slip in its delivery to the market. We believe the delay is primarily the result of Ceragon attempting to reach outside its area of competency to develop a chip when it would be faster and more efficient to partner with a company that solely develops chips and can execute immediately. Thus, when Ceragon’s new chip is eventually rolled out, we believe it will already lag the market in many of its performance attributes.
Mr. Palti would like you to believe that there is no competitive alternative to spending two or more years developing a chip in-house, but this is wrong. In contrast, Aviat partnered with an expert to create just such an alternative. Aviat's next generation System on Chip (developed in partnership with MaxLinear) will be a more capable commercial alternative based on a newer generation of technology than Ceragon's chip, enabling network OEMs and operators to deliver ultra-high-capacity payloads, over longer distances, with the lowest possible total cost of ownership. We believe Ceragon’s chip will consume more power and create cost, system design, and supply chain challenges. This type of chip problem could require a redesign at a different node to achieve competitiveness, leaving Ceragon with a technological deficit and additional expense over the long-term.
Because of poor decisions and execution, we fear that Ceragon’s standalone prospects are diminished, and that its underperformance will continue unless the Board takes action. To date, unfortunately, the path Ceragon’s Board has chosen is inaction. The architect of the failed strategy, Mr. Palti, now holds a seat on the Board of Directors, and we believe his presence will hinder any efforts to fix the mistakes he committed, and instead continue to foster a culture of underperformance.
We recognize that as the new CEO, Mr. Arazi has been put in a very difficult position, because Mr. Palti’s continued participation on the Board undermines any actions that Mr. Arazi could take to correct Mr. Palti’s mistakes. By his presence, Mr. Palti has wedded the Board to its failed strategy, and he has publicly expressed that Ceragon is wholly committed to seeing this strategy through, making it very difficult for Mr. Arazi to propose a change in strategy. This is one of many reasons why we are proposing to remove Mr. Palti from the Ceragon Board and replace him and other certain directors who lack sufficient independence to act in the best interest of shareholders with new, highly-qualified independent directors who can objectively evaluate all strategic proposals.
You deserve a Board that has the independence and the judgment to do the right thing for shareholders. Aviat sought repeatedly to negotiate a transaction with Ceragon that could provide shareholders with certain and immediate value, would solve Ceragon’s chip issues, and offers a plan to leverage Ceragon capabilities beyond microwave backhaul. Instead, your Board members dug in their heels, resorting to delay tactics that seem intended to keep their Board seats and jobs but deliver no value to shareholders. They continue to ask you to patiently endure quarter after quarter of poor results, delays, and unfulfilled promises. In the weeks since we first made our current offer to acquire Ceragon in April, the Company’s stock price has dropped sharply (until it rebounded in response to our public proposal last month), which demonstrates that you, our fellow shareholders, are running out of patience.
Now Ceragon shareholders have a real choice: you can continue to endure continued execution risk in the hope of greater value at some distant point in the future, or you can make your voices heard and demand that the Board engage in discussions regarding Aviat’s premium acquisition offer.
Here is how you can do this:
1.Call or email Ceragon to demand that the Board fulfill its fiduciary duties and engage in a negotiation with Aviat:

Zvi Maayan
EVP, General Counsel & Corporate Secretary
zvim@ceragon.com

Maya Lustig
Head of Investor Relations
+972 54-677-8100
mayal@ceragon.com

You can copy and paste the language below or write your own message:
Dear Ceragon Board,

As a shareholder that has suffered value destruction for too long, I urge you to take seriously your fiduciary duties and negotiate a premium transaction with Aviat that will deliver significant value for shareholders. We support Aviat’s efforts to enter into a negotiated transaction and, should you continue to block this transaction, are prepared to support new directors who are willing to pursue opportunities for value creation.
2.Vote to add independent, experienced directors to the Ceragon Board who are committed to evaluating all options for value creation.

Aviat has called for an extraordinary meeting of shareholders that will allow shareholders to elect new independent directors more open to value creating alternatives to the current failed strategy. While voting hasn’t commenced yet, you will soon receive a proxy statement and proxy voting card. It is imperative that you use this proxy card to vote FOR the expansion of the Board, FOR the removal of three current directors, and FOR the election of the five new independent director nominees, and sign and return it. Your proxy card will also have information for voting online or by telephone. If you are not sure whether you have received this card, contact Okapi Partners at 212-297-0720.
If our fellow shareholders take these two actions, we are hopeful that the Ceragon Board will fulfill its duty and work towards a transaction with Aviat. Please contact Ceragon at your earliest convenience to make your voice heard.
Sincerely,
Peter A. Smith
Aviat Networks
President and Chief Executive Officer
About Aviat Networks, Inc.
Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.
Forward-Looking Statements
The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, without limitations, statements regarding the proposed transaction between Aviat and Ceragon, the results of the requested extraordinary general meeting of shareholders of Ceragon and Ceragon’s actions in connection therewith. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations, as well as about the markets for the services and products of Aviat and trends in revenue, and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:
the impact of COVID-19 on our business, operations and cash flows;

continued price and margin erosion as a result of increased competition in the microwave transmission industry;

our ability to realize the anticipated benefits of any proposed or recent acquisitions, including our proposed transaction with Ceragon, within the anticipated timeframe or at all, including the risk that proposed or recent acquisitions will not be integrated successfully;

the results of the extraordinary general meeting of Ceragon’s shareholders;

the impact of the volume, timing, and customer, product, and geographic mix of our product orders;

the timing of our receipt of payment for products or services from our customers;

our ability to meet projected new product development dates or anticipated cost reductions of new products;

our suppliers’ inability to perform and deliver on time as a result of their financial condition, component shortages, the effects of COVID-19 or other supply chain constraints;

the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of our inputs;

customer acceptance of new products;

the ability of our subcontractors to timely perform;

weakness in the global economy affecting customer spending;

retention of our key personnel;

our ability to manage and maintain key customer relationships;

uncertain economic conditions in the telecommunications sector combined with operator and supplier consolidation;

our failure to protect our Intellectual property rights or defend against Intellectual property infringement claims by others;

the results of our restructuring efforts;

the ability to preserve and use our net operating loss carryforwards;

the effects of currency and interest rate risks;

the effects of current and future government regulations, including the effects of current restrictions on various commercial and economic activities in response to the COVID-19 pandemic;

general economic conditions, including uncertainty regarding the timing, pace and extent of an economic recovery in the United States and other countries where we conduct business;

the conduct of unethical business practices in developing countries;

the impact of political turmoil in countries where we have significant business;

the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and

Aviat’s ability to implement our stock repurchase program or the extent to which it enhances long-term stockholder value.
For more information regarding the risks and uncertainties for Aviat’s business, see "Risk Factors" in Aviat’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 25, 2021 as well as other reports filed by Aviat with the SEC from time to time. Aviat does not undertake any obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future.
Additional Information
This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.
In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.
Investor Contacts
Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact
Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com